AGRIUM INC.
Annual and Special Meeting of Shareholders
of
Agrium Inc.
May 12, 2010
REPORT OF VOTING RESULTS
National Instrument 51-102 — Continuous Disclosure Obligations
Section 11.3
Matters Voted Upon
General Business
1.	Each of the twelve director nominees proposed by Management was elected by acclamation. Proxies were received as follows:

Director	For		Withheld
(a) Ralph S. Cunningham	91,094,524	89.63%	10,537,558	10.37%
(b) Germaine Gibara	98,819,538	97.23%	2,812,544	2.77%
(c) Russell K. Girling	100,467,077	98.85%	1,165,005	1.15%
(d) Susan A. Henry	100,438,309	98.83%	1,193,773	1.17%
(e) Russell J. Horner	100,434,232	98.82%	1,197,850	1.18%
(f) Anne McLellan	100,173,148	98.56%	1,458,934	1.44%
(g) David J. Lesar	100,420,327	98.81%	1,211,755	1.19%
(h) John E. Lowe	100,456,068	98.84%	1,176,014	1.16%
(i) Derek G. Pannell	94,154,805	92.64%	7,477,277	7.36%
(j) Frank W. Proto	100,130,318	98.52%	1,501,764	1.48%
(k) Michael M. Wilson	100,079,603	98.47%	1,552,479	1.53%
(l) Victor J. Zaleschuk	100,454,795	98.84%	1,177,287	1.16%

2.	The appointment of KPMG LLP, as independent auditors of Agrium for 2010, was approved by a show of hands. Proxies were received representing 106,397,247 (99.27%) votes for and 782,985 (0.73%) votes withheld.

3.	The Amended and Restated Shareholder Rights Plan was approved by a show of hands. Proxies were received representing 98,611,063 (97.02%) votes for against 3,030,827 (2.98%) votes withheld.

4.	The Advisory Vote on Agrium’s approach to Executive Compensation was approved by a show of hands. Proxies were received representing 103,899,144 (96.95%) votes for against 3,270,610 (3.05%) votes withheld.